# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aclaris Therapeutics, Inc., CIK 0001557746
CUSIP: 00461U105
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 701 Lee Road, Suite 103, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001616824-24-000044
Filed by CIK 0001373604

## Reporting persons
- BML Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,950,000; sole dispositive power 0; shared dispositive power 13,950,000; aggregate amount beneficially owned 13,950,000 (9.9% of the class)
  Comment: Percentage ownership is based on 139,663,680 shares outstanding as disclosed by the Issuer on form DEF 14A filed on 4/23/26.

## Item 1. Issuer
Name of issuer: Aclaris Therapeutics, Inc.
Address of issuer's principal executive offices: 701 Lee Road, Suite 103, Wayne, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing: BML Investment Partners, L.P.
Address of principal business office or, if none, residence:
65 E Cedar - Suite 2
Zionsville, IN 46077
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13950000
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13950000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13950000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (04/27/2026)
Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.